DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGT[redacted]

1600 I
MENLO I

99 GI
LONI

08004528

MESSETURM
60308 FRANKFURT AM MAIN
TELEPHONE (69) 975703 0
FAX (69) 74 77 44

WRITER'S DIRECT

15, AVENUE MATIGNON
75008 PARIS

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

August 5, 2008

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
(Mail Stop 3628)
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: **File No. 82-34958: Raiffeisen International Bank-Holding AG — Amendment to Application for Rule 12g3-2(b) Exemption pursuant to Rule 12g3-2(f) under the Securities Exchange Act of 1934**

PROCESSED
AUG 29 2008
THOMSON REUTERS

Dear Sirs and Mesdames:

On behalf of our client, Raiffeisen International Bank-Holding AG, a joint stock corporation incorporated in Austria (the "**Company**"), we hereby submit an amendment to the Company's application for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), afforded by Rule 12g3-2(b) thereunder. This amendment is being made pursuant to Rule 12g3-2(f) under the Exchange Act.

Pursuant to Rule 12g3-2(f)(1), in order to satisfy the conditions of the exemption received under Rule 12g3-2(b), the Company will, from and including August 5, 2008, the date of this submission, publish in English the information required by Rule 12g3-2(b)(1)(iii) under the Exchange Act electronically on its Internet website rather than furnish that information to the Commission. The Company's website address is: www.ri.co.at

SEC Mail Processing Section
AUG
Washington, DC
109

The Company will be publishing on its Internet website the required information and documents pursuant to Rule 12g3-2(b) under the Exchange Act with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such

dlw 8/28

information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions regarding this amendment please contact the undersigned at 011-49-69-9757 0319.

Please have the enclosed copy of this letter date stamped and returned to the awaiting messenger.

Respectfully yours,

Barbora Moring

cc: Dr. Robert Kaukal, Raiffeisen International Bank-Holding AG

(FF) 17198/001/MISC08/12g32b.amendment.doc

END